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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

					Waste Connections, Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						941053100
					   (CUSIP Number)

					Carolyn S. Reiser, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					September 3, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

CUSIP No. 941053100								Page 2 of 5 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	James Ogilvie Stewart, Jr.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	00
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				2,541,380
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				-0-
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				2,541,380
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						-0-
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,541,380
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	12.3%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 941053100								Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Waste Connections, Inc. (the "WCNX"). The principal executive office of WCNX is located at 2260 Douglas Boulevard, Suite 280, Roseville, CA, 95661.


ITEM 2.	IDENTITY AND BACKGROUND.

The person filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	James Ogilvie Stewart, Jr. ("Stewart").

	(b)	The business address of Stewart is 5309 El Paso Drive, El Paso,
TX, 79905.

	(c)	Stewart is a consultant. His business address is as set forth in
2(b) above.

	(d)	During the last five years, Stewart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, Stewart was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, such that, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Stewart is a citizen of the United States of America.

CUSIP No. 941053100								Page 4 of 5 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

Stewart		00					  (1)

(1) Stewart received the Stock as partial consideration for the acquisition by WCNX on September 3, 1999, of International Environmental Industries, Inc., of which Stewart was the sole shareholder.


ITEM 4.	PURPOSE OF TRANSACTION.

The sole purpose of the acquisition of the Stock reported herein is for investment.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the person named in Item 2 of this statement is as follows at the date hereof:
			Aggregate
		Beneficially Owned		Voting Power		Dispositive Power
Name		Number	Percent 		Sole 	Shared	Sole 	Shared

Stewart	2,541,380	12.3%		2,541,380 		0	2,541,380  	0

The person filing this statement has effected no transactions in the Stock since July 3, 1999.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Stewart has entered into a Common Stock Agreement with WCNX, the form of which is attached as Exhibit A hereto. That Agreement sets forth certain agreements of the parties relating to registration of the Stock.

CUSIP No. 941053100								Page 5 of 5 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.  Form of Common Stock Agreement.


SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	September 10, 1999


		/s/ James Ogilvie Stewart, Jr.
_____________________________________
		James Ogilvie Stewart, Jr.

											EXHIBIT A

				COMMON STOCK AGREEMENT

THIS COMMON STOCK AGREEMENT, dated as of ___________________, 1999 (this "Agreement"), is entered into by and among Waste Connections, Inc., a Delaware corporation ("WCI"), and J. O. Stewart, Jr. ("Holder").

				   R E C I T A L S:

Pursuant to an Acquisition Agreement dated as of August 11, 1999, among WCI, Holder and others (the "Acquisition Agreement"), WCI proposes to issue to Holder an aggregate of __________ Shares of WCI Common Stock (as defined below). The parties hereto are entering into this Agreement in order to set forth certain agreements of the parties relating to such securities. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed to them in the Acquisition Agreement.

Accordingly, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereby agree as follows:

1. Definitions.  The following terms have the following meanings:

"Closing Date" shall have the meaning given in the Acquisition Agreement.

"Common Stock" shall mean the Common Stock, par value $0.01 per share, of WCI.

"Shares" shall mean those shares of Common Stock that are to be issued to Holder pursuant to the Acquisition Agreement.

"Registrable Securities" shall mean the Shares, provided, however, that any such Share shall cease to be a Registrable Security if and when (A) such Share shall have been disposed of pursuant to one or more effective Registration Statements under the Securities Act, (B) such Share shall have been sold under circumstances in which all of the applicable conditions of Rule 145 (or any successor provision then in force) under the Securities Act are satisfied, or (C) as otherwise provided in Section 9.7 of the Acquisition Agreement.

"Registration Statements" shall mean the registration statements on Form S-4 (No. 333-65615 and No. 333-83825), filed pursuant to the Securities Act which relates to the sale of Common Stock, or any other registration statement filed by WCI pursuant to the Securities Act which relates to the sale of Common Stock and which includes the Registrable Securities.

"Securities Act" shall mean the Securities Act of 1933, as amended.

2. Registration Rights.

(a) Subject to compliance by Holder with Section 2(b), promptly and in any event within thirty (30) days following the Effective Time, WCI shall file such supplements and amendments to the Registration Statements as shall be necessary to include in the Registration Statements all Registrable Securities issued to Holder. WCI shall maintain such Registration Statements effective for a period of two years after the Effective Time. Such two-year period shall be extended by the aggregate number of days, if any, during which use of the Registration Statement is suspended pursuant to Section 2(e).

(b) Holder shall promptly provide WCI with such information as WCI shall reasonably request in order to prepare the Registration Statements and related prospectus.

(c) WCI shall bear all expenses in connection with the Registration Statements (including, without limitation, fees and disbursements of any counsel, accountants, financial experts or other advisors retained by WCI); provided, however, that Holder shall be solely responsible for and bear (i) all fees and disbursements of any counsel, accountants, financial experts or other advisors retained by Holder, and (ii) any transfer taxes, underwriting discounts, or commissions of any kind attributable to the sale or transfer of the Registrable Securities included in the Registration Statements.

(d) Holder may transfer the registration rights set forth in this Section 2 to a transferee or assignee that is organized as a trust or charitable remainder trust and with respect to which Holder is a trustee, settlor or lifetime beneficiary, and any Holder that is organized as a trust may transfer the registration rights set forth in this Section 2 to a transferee or assignee who is a beneficiary of such trust. In order for any such transfer to be effective, Holder must provide to WCI written notice of such transfer within 10 days following such transfer, which notice shall state the name and address of the transferee and identify the Registrable Securities with respect to which such rights have been transferred. Except as permitted by this Section 2(d), none of the registration rights set forth in this Section 2 may be transferred or assigned, in whole or in part, and any such purported transfer shall be null and void.

(e) WCI may suspend the use of any Registration Statements (by delivering written notice of such suspension to Holder) if WCI in its sole discretion determines that the Registration Statements or related prospectus or any document incorporated or deemed to be incorporated therein by reference does not comply with the Rules and Regulations of the Securities and Exchange Commission under the Securities Act or is untrue in any material respect or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. In the event of any such suspension, Holder agrees not to dispose of any Registrable Securities (except pursuant to Rule 145 under the Securities Act or in a private placement exempt from registration under the Securities Act), until such time as Holder is advised in writing by WCI that WCI has filed such amendments and/or supplements relating to such Registration Statements as is required in order to enable use of such Registration Statements and related prospectus to resume. In the event that WCI suspends the use of any Registration Statements pursuant to this Section 2(e), WCI shall (subject to the following sentence) use commercially reasonably efforts to promptly make such filings as will enable Holder to resume use of such Registration Statements. Notwithstanding the foregoing, if WCI shall furnish to Holder a certificate signed by the chief executive officer or chief financial officer of WCI stating that in the good faith judgment of such officer or WCI's Board of Directors it would be significantly disadvantageous to WCI and its stockholders for any such Registration Statements to be amended or supplemented because WCI would be required to disclose in such Registration Statements, either directly or through incorporation by reference, material nonpublic information that it would not otherwise be obligated to disclose at such time, WCI may defer making such filings for up to 60 days.

3. Indemnification.

(a) WCI shall indemnify and hold harmless Holder if he sold Registrable Securities pursuant to a Registration Statement ("Seller Indemnifiable Party") from and against any and all losses, claims, damages or liabilities (or actions in respect thereof) to which Seller Indemnifiable Party may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement of any material fact contained in any Registration Statements under which such Registrable Securities were registered under the Securities Act, any preliminary prospectus or final prospectus relating to such Registrable Securities, or any amendment or supplement thereto or (ii) the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and WCI shall reimburse Seller Indemnifiable Party for all reasonable out-of-pocket costs (including reasonable out-of-pocket costs of preparation and reasonable attorneys' fees) and other expenses reasonably incurred by Seller Indemnifiable Party in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that WCI shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in such Registration Statements, such preliminary prospectus, such final prospectus or such amendment or supplement thereto (A) made in reliance upon and in conformity with written information furnished to WCI by Holder specifically and expressly for use in the preparation thereof; or
(B) if such untrue statement or alleged untrue statement, omission or alleged omission is completely corrected in an amendment or supplement to the prospectus and Seller Indemnifiable Party thereafter fails to deliver such prospectus as so amended or supplemented prior to or concurrently with the sale of the Registrable Securities to the person or entity asserting such loss, claim, damage or liability after WCI has furnished Holder with copies of the same.

(b) Holder agrees to indemnify and hold harmless WCI, its affiliates, each person or entity which controls WCI within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each director, officer and employee of WCI, any of its affiliates or such controlling persons or entities (each of the foregoing, a "Company Indemnifiable Party") from and against any losses, claims, damages or liabilities, joint or several, to which any such Company Indemnifiable Party may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement of any material fact contained in any Registration Statements under which such Registrable Securities were registered under the Securities Act, any preliminary prospectus or final prospectus relating to such securities, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, which untrue statement or omission was made therein in reliance upon and in conformity with written information furnished by Holder to WCI specifically for use in connection with the preparation thereof which information was used in a manner approved in writing by Holder, or (ii) any violation by Holder of any rule or regulation under the Securities Act or other applicable laws which is not caused in whole or in part by a violation of such rule or regulation by WCI; and Holder shall reimburse each such Company Indemnifiable Party for all reasonable out-of-pocket costs (including reasonable out-of-pocket costs of preparation and reasonable attorneys'
fees) and other expenses reasonably incurred by such Company Indemnifiable Party in connection with investigating or defending any such loss, claim, damage, liability or action.

(c) Promptly after receipt by a Person entitled to indemnification under this Section 3 (an "Indemnifiable Party") of notice of the commencement of any action, claim or proceeding as to which indemnity may be sought hereunder, such Indemnifiable Party shall, if a claim for indemnification hereunder in respect thereof is to be made against any other party hereto (an "Indemnifying Party"), give written notice to such Indemnifying Party of the commencement of such action, claim or proceeding. In case any such action, claim or proceeding is brought against an Indemnifiable Party, and such Indemnifiable Party notifies an Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled (at its own expense) to participate in and, to the extent that it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense, with counsel reasonably satisfactory to such Indemnifiable Party, of such action, claim or proceeding. Any such Indemnifiable Party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but, if the Indemnifying Party has assumed the defense thereof, the fees and expenses of such counsel shall be paid by the Indemnifiable Party unless (i) the Indemnifying Party has agreed in writing to pay such fees and expenses; (ii) the Indemnifying Party shall have failed to promptly assume the defense of such action, claim or proceeding and to employ counsel reasonably satisfactory to the Indemnifiable Party within a reasonable time after notice of such action, claim or proceeding; or (iii) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such Indemnifiable Party and the Indemnifying Party or an affiliate of the Indemnifying Party, and such Indemnifiable Party shall have been advised by counsel in writing that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party or such affiliate and if the Indemnifiable Party and the Indemnifying Party or such affiliate were to be represented by the same counsel, a conflict of interest could arise for such counsel or such representation could materially prejudice the prosecution of the defenses available to the Indemnifiable Party; provided, however, that in no event shall the Indemnifying Party be required to pay the fees and expenses of more than one separate firm of attorneys for all such Indemnifiable Parties. The Indemnifying Party shall not be liable for any settlement of any such action, claim or proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnifiable Party, effect any settlement of any pending action, claim or proceeding in respect of which any Indemnifiable Party is a party and is entitled to indemnity hereunder, unless such settlement includes an unconditional release of such Indemnifiable Party from all liability or claims that are subject to indemnification hereunder.

4. Miscellaneous.

(a) This Agreement may not be amended, altered or modified except by written instrument executed by all of the parties hereto.

(b) This Agreement and the Acquisition Agreement (including any documents executed by the parties simultaneously herewith or pursuant thereto) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

(c) All notices and other communications hereunder shall be in writing and shall be given in the manner and to the addresses provided in the Acquisition Agreement (or at such other address for a party as shall be specified by like notice).

(d) This Agreement shall be binding upon the parties hereto and their respective heirs and successors and assigns. This Agreement shall inure to the benefit of the parties hereto and (i) the successors and assigns of WCI, (ii) each heir or beneficiary of Holder who acquires any Registrable Securities upon the death of Holder or upon the distribution of Registrable Securities from Holder that is a trust and (iii) any transferee of Holder to whom any rights hereunder are transferred in accordance with Section 2(d) hereof. Nothing in this Agreement is intended or shall be construed to confer upon any person or entity other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof.

(e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

(f) This Agreement, the legal relations between the parties and the adjudication and the enforcement thereof, shall be governed by and interpreted and construed in accordance with the substantive laws of the State of California, without regard to applicable choice of law provisions thereof. The parties hereto irrevocably waive, in any legal proceedings in connection with this Agreement, any right to (i) a trial by jury and (ii) assert claims for punitive or consequential damages.

In the event of any dispute or controversy between WCI on the one hand and Holder on the other hand relating to the interpretation of this Agreement or to the transactions contemplated hereby, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees and expenses incurred by the prevailing party, as awarded by the court. Such award shall include post-judgment attorney's fees and costs.

The provisions of this Agreement are severable and if any one clause or provision hereof shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, in such jurisdiction, and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Agreement.

[Signatures appear on following page.]

 IN WITNESS WHEREOF, the parties hereto have executed and delivered this Common Stock Agreement as of the date first written above.

WCI:	WASTE CONNECTIONS, INC.


By:	_______________________
	Ronald J. Mittelstaedt

	Chief Executive Officer & President

HOLDER:


_________________________
J. O. Stewart, Jr.



CSR\5119\027\1061981.01